

November 18, 2010

Mr. Dean Konstantine
President
E-Band Media, Inc.
16459 Pauhaska Place
Apple Valley, California 92307

**Re: E-Band Media, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed October 25, 2010
File No. 0-54117**

Dear Mr. Konstantine:

We have reviewed your filing and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 17

1.   Your disclosure states that the Summary Compensation Table sets forth the compensation earned by your officers and directors "since inception, April 29, 2010 and 2008." Please clarify.

2.   We note your disclosure that the stock awards received by your two officers have been valued at the par value of the stock. Please tell us whether this is the grant date fair value of such awards. Refer to Item 402(n) of Regulation S-K and the related instructions.

3.   In addition to the Summary Compensation Table, please also provide the Director Compensation Table, or tell us why it is not required. See Item 402(r) of Regulation S-K.

Description of Registrant's Securities to be Registered, page 21

4.   We note your response to our prior comment 14. Your disclosure on page 22 states "All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable." If you retain such statement in your amendment, please tell us your basis for such statement.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Tracey L. McNeil at (202) 551-3392, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director

cc: Via Facsimile
        Daniel C. Masters, Esq.
        (858) 459-1103